EXPLANATION OF RESPONSES
(1)
On November 30, 2020, the Insight X Funds (as defined below) distributed an aggregate of 1,970,470 Ordinary Shares, par value NIS 0.01 per share, of the Issuer (“Ordinary Shares”) to their partners on a pro rata basis in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreements of such entities, with no consideration being paid in connection therewith (the “Initial Distribution”). In connection with the Initial Distribution, Insight Venture Associates X, L.P. (“IVA X”), the general partner of each of the Insight X Funds (as defined below), acquired direct ownership of 292,793 Ordinary Shares and IVP (Venice), L.P. (“IVP Venice”), an entity controlled by Insight Venture Holdings, LLC, acquired direct ownership of 101,460 Ordinary Shares. On November 30, 2020, IVA X distributed 291,673 Ordinary Shares directly owned by IVA X pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA X (the “IVA X Distribution” and together with the Initial Distribution, the “Distributions”). The respective partners of the Insight X Funds and IVA X, including IVP Venice, did not furnish any consideration in exchange for shares received in connection with the Distributions.

(2)
Following the Initial Distribution, the Insight X Funds (as defined below) collectively hold 5,911,406 Ordinary Shares reported as indirectly owned by the reporting person. Following the Initial Distribution, IVP Venice holds 101,460 Ordinary Shares reported as indirectly owned by the reporting person. See footnotes (4) and (5) for a description of the relationship between the reporting person and the Insight X Funds, IVP Venice and IVA X.

(3)
Following the Initial Distribution, 15,612 Ordinary Shares are owned by JPH Private Investments LLC. The reporting person controls JPH Private Investments LLC. By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to be the beneficial owner of the securities owned by JPH Private Investments LLC.

(4)
The reporting person is a member of the board of managers of Insight Holdings Group, LLC (“Holdings”). Holdings is the sole shareholder of Insight Venture Associates X, Ltd. (“IVA X Ltd”), which in turn is the general partner of IVA X, which in turn is the general partner of each of Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners (Delaware) X, L.P. and Insight Venture Partners X (Co-Investors), L.P. (collectively, the “Insight X Funds”).

(5)
All Ordinary Shares indicated as indirectly owned by the reporting person are included herein because the reporting person is a member of the board of managers of Holdings, Holdings is the sole shareholder of IVA X Ltd, IVA X Ltd is the general partner of IVA X, and in turn, IVA X is the general partner of Insight X Funds, and the reporting person therefore may be deemed to share voting and dispositive power over such shares. In addition, Holdings is the sole shareholder of Insight Venture Associates X, Ltd., which is the manager of IVP GP (Venice), LLC, which in turn is the general partner of IVP Venice. The reporting person disclaims beneficial ownership of all shares of common stock of the issuer held of record by each of Fund X and IVP Venice, except to the extent of his pecuniary interest therein.